Mail Stop 4561

October 1, 2007

VIA U.S. MAIL AND FAX (630) 218-4955

Brenda G. Gujral
President
InLand Capital Fund, L.P.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **InLand Capital Fund, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 22, 2007**
> **File No. 000-21606**

Dear Ms. Gujral:

We have reviewed your response letter dated September 13, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Statements of Operations, page 18

1.   We note your response to our prior comment three. Please confirm for us that you will list interest income and other income as non-operating income below your operating expenses. Also, please tell us how your current presentation of income tax expense complies with Rule 5-03 of Regulation S-X. In your response, please provide us with an example of your proposed revisions to be included in future filings.

2.   We note your response to our prior comment four. It appears that the intended use of the land is to resell it. Please tell us how you concluded that the rental income received from farming activities is a recurring activity designed to generate a return from the use of the property.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief